Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

DOWDUPONT INC.

Pursuant to Section 242 of

the General Corporation Law of the

State of Delaware

DOWDUPONT INC., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “Company”), does hereby certify as follows:

FIRST: Upon the filing and effectiveness (the “Effective Time”) pursuant to the General Corporation Law of the State of Delaware (the “DGCL”) of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company, each three (3) shares of the Company’s Common Stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Company or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No fractional shares shall be issued at the Effective Time and, in lieu thereof, the Company’s transfer agent shall aggregate all fractional shares and sell them as soon as practicable after the Effective Time at the then-prevailing prices on the open market, on behalf of those stockholders who would otherwise be entitled to receive a fractional share, and after the transfer agent’s completion of such sale, stockholders shall receive a cash payment (without interest or deduction) from the transfer agent in an amount equal to their respective pro rata shares of the total net proceeds of that sale.

SECOND: Upon the Effective Time, the paragraph (A) of Article IV of the Company’s Amended and Restated Certificate of Incorporation, relating to the capital structure of the Company, is hereby amended to read in its entirety as set forth below:

Classes of Stock. The total number of shares of stock of all classes of capital stock that the Company is authorized to issue is 1,916,666,667 shares. The authorized capital stock is divided into 250,000,000 shares of preferred stock having a par value of $0.01 per share (hereinafter, the “Preferred Stock”) and 1,666,666,667 shares of common stock having a par value of $0.01 per share (hereinafter, the “Common Stock”).

THIRD: This Certificate of Amendment shall become effective as of June 1, 2019 at 12:02 a.m.

FOURTH: This Certificate of Amendment was duly adopted in accordance with Section 242 of the DGCL. The Board of Directors duly adopted resolutions by unanimous written consent in lieu of a meeting, in accordance with the provisions of Section 141(f) of the DGCL, setting forth and declaring advisable this Certificate of Amendment and directed that the proposed amendments be considered by the stockholders of the Company. A special meeting of stockholders was duly called upon notice in accordance with Section 222 of the DGCL and held on May 23, 2019, at which meeting the necessary number of shares were voted in favor of the proposed amendments. The stockholders of the Company duly adopted this Certificate of Amendment.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Amendment.

DOWDUPONT INC.

By:	/s/ Jeanmarie F. Desmond
Name:	Jeanmarie F. Desmond
Title:	Chief Financial Officer